SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 24, 2018
List of materials

Documents attached hereto:

i) Press release: Completion of Acquistion of Stake in Peanuts Holdings LLC

July 24, 2018

Sony Corporation Announces the Completion of the Acquisition of a Stake
in Peanuts Holdings LLC by its Wholly-owned Subsidiary

Sony Music Entertainment (Japan) Inc. (“SMEJ”), a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced the completion of the indirect acquisition of 49% of DHX Media Ltd.’s 80% equity interest in Peanuts Holdings LLC (“Peanuts”). Upon the completion of this transaction, SMEJ now owns an approximately 39% equity interest in Peanuts. This announcement follows the signing of a definitive agreement on May 14, 2018.
For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2019.

July 24, 2018
Sony Music Entertainment (Japan) Inc.
To Members of the Media
Press Release

Completion of Acquisition of Stake in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (Headquarters: Chiyoda-ku, Tokyo; Representative Director: Michinori Mizuno; “SMEJ”) today announced that it has completed the indirect acquisition of 49% of the 80% equity interest in Peanuts Holdings LLC (“Peanuts”) held by DHX Media Ltd. (Headquarters: Nova Scotia, Canada; Executive Chairman and Chief Executive Officer: Michael Donovan; “DHX Media”). Upon the completion of this transaction, SMEJ now owns an approximately 39% equity interest in Peanuts. The acquisition was previously announced in the press release entitled “Signing of Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC” dated May 14, 2018.

Comment from Sony Music Entertainment (Japan) Inc., Representative Director and CEO, Michinori Mizuno
PEANUTS (Creator: Charles M. Schulz), widely recognized for the character “Snoopy,” has been beloved around the world since its creation in 1950. Interest in PEANUTS in Japan remains extremely high, with sales of products based on PEANUTS characters accounting for approximately 40% of global sales. Sony Creative Products Inc., a member of the Sony Music Group that operates the character products business, acquired exclusive domestic agent rights to PEANUTS in Japan in 2009, and ever since, has led Sony’s domestic licensing development and has generated substantial market growth, particularly in retail sales.
In addition, the “Snoopy Museum” opened in Roppongi, Tokyo in April 2016, becoming the first official PEANUTS museum to be opened outside of the United States. In March of this year, the number of visitors surpassed one million, demonstrating the successful expansion of the character products business into entirely new areas. Going forward, we are delighted at the prospect of being able to convey the wonders of PEANUTS to as many people as possible, and in the future, we will continue to use the resources and intellectual property business expertise we have within the Sony Music Group, while working with the Schulz family as well as our joint venture partner DHX Media, led by CEO Michael Donovan, to achieve this goal.

May 14, 2018 Press Release: Signing of Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC
https://www.sme.co.jp/s/SMEen/pressrelease/detail/NEWS00004

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